UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission  File  Number  1-13012

Check  One)

[   ]  Form  10-K     [  ]  Form  20-F     [  ]  Form  11-K

[X]  Form  10-Q     [  ]  Form  N-SAR     [  ]  Form  N-CSR

For  period  ended     June  30,  2004

[  ]     Transition  Report  on  Form  10-K  and  Form  10-KSB

[  ]     Transition  Report  on  Form  20-F

[  ]     Transition  Report  on  Form  11-K

[  ]     Transition  Report  on  Form  10-Q  and  Form  10-QSB

[  ]     Transition  Report  on  Form  N-SAR

For  the  transition  period  ended

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full  name  of  registrant:     H.E.R.C.  PRODUCTS  INCORPORATED

Former  name  if  applicable:

Address  of  principal  executive  office (Street and number):     1420 Columbus
Avenue

City,  state  and  zip  code:     Portsmouth,  Virginia  23704

                                     PART II

                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule
12b-25(c)  has  been  attached  if  applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant requires additional time to complete segment reporting in order to comply with GAAP, and, as a result, the Registrant is unable to file its Form 10-QSB on the prescribed due date without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     S.  Steven  Carl     (757)  393-0002
     (Name)            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [  ]  Yes     [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       H.E.R.C.  PRODUCTS  INCORPORATED
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August  12,  2004          By:  /s/  S.  Steven  Carl
                                    Chairman  of  the  Board,  Chief  Executive
                                    Officer,  and  President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.